Exhibit 99.1

Polestar reports Q1 2026 select financial and operational results

•	Record first quarter volumes of 13,126 cars, a growth of 7% year-on-year

•	Largest product offensive launched: four new models planned in next three years

•	Performance impacted by intensified competition, EU and US tariffs, FX and seasonality offsetting continued cost reductions

•	Strengthened capital structure and improved liquidity position

•	Cash position of USD 676 million as of end Q1 2026

GOTHENBURG, SWEDEN – 7 May, 2026 – Polestar (Nasdaq: PSNY) reports select unaudited financial and operational results for the quarter ended March 31, 2026 (Q1 2026).

Michael Lohscheller, Polestar CEO, said: “The first quarter saw us deliver strong volume growth in a very competitive market. With implemented steps to improve our cost base being offset by more challenging market conditions, we are accelerating efforts to adjust our business model, become leaner and improve manufacturing efficiencies.

“Commercially, our focus remains on scaling our business by expanding our retail network, especially in Europe, with plans to reach 250 sales points globally by the end of 2026. This will help us capitalise on our growing model line-up, which targets wider, more profitable segments. Deliveries of the new Polestar 4 variant are planned to start during the latter part of the year, closely followed by the all-new Polestar 2 in 2027 and thereafter Polestar 7 compact SUV.”

Key financial highlights

	For the three months ended March 31,
(in millions of U.S. dollars)	2026	2025	Change, %
Retail sales, units	13,126	12,263	7.0

Revenue	633	632	0.2
Gross (Loss) / Profit	(20)	65	(130.8)
Gross margin, %	(3.2)%	10.3%	-13.5 ppts
Adjusted Gross (Loss) / Profit (non-GAAP) [1]	(21)	65	(132.3)
Adjusted Gross Margin (non-GAAP) [1], %	(3.3)%	10.3%	-13.6ppts
Net loss	(383)	(166)	(130.7)
Adjusted EBITDA (non-GAAP) [1]	(235)	(96)	(144.8)

(1)	Non-GAAP measures. See the reconciliation of non-GAAP metrics to the nearest GAAP measure in Appendix A.

•	Retail sales totaled an estimated 13,126 cars, up 7.0% YoY from 12,263 cars a year earlier, supported by continuous retail expansion, an attractive model line-up, and growing sales of Polestar 4.

•	Revenue of USD 633 million, up 0.2% from USD 632 million in the comparable period, driven predominantly by higher volumes and positive foreign exchange impact related to the pound sterling and euro movements against the U.S. dollar offset mainly by significant pressure on pricing, the product mix, which included fewer Polestar 3 cars but more Polestar 4 vehicles and lower carbon credits sales. Carbon credits sales totaled USD 21 million in the period down from USD 29 million a year earlier, of which USD 17 million was booked as revenue and USD 4 million was booked in other operating income.

•	Gross margin at (3.2)%, from 10.3% in Q1 2025, and Adjusted Gross Margin at (3.3)%, from 10.3% in Q1 2025, due mainly to further pressure on pricing, EU and US tariffs, lower carbon credits sales and one-off impacts, partially offset by growth in volumes, an increasing share of higher margin Polestar 4 in the product mix and continued product cost reduction.

•	Net loss of USD (383) million, compared to net loss of USD (166) million a year earlier, driven by gross loss result, and mainly the negative foreign exchange impact related to Chinese yuan movements on operating and financing liabilities. Selling, General and Administrative (SG&A) expenses were impacted by higher sales agent remuneration linked to growth of volumes, one-off personnel-related costs and the timing of marketing events despite ongoing strict cost discipline across SG&A; Research and Development (R&D) expenses were stable.

•	Adjusted EBITDA of USD (235) million, compared to adjusted EBITDA of USD (96) million in the comparable period, due mainly to gross loss result, factors mentioned above and negative foreign exchange movements on operating liabilities.

•	Cash position of USD 676 million compared to USD 1,159 million as of December 31, 2025. The change in the cash position was primarily driven by Adjusted EBITDA loss, net negative movement in working capital and net repayment of financing facilities offset by equity proceeds in the first quarter of 2026. While inventory levels reduced, this positive impact on working capital was more than offset by cash outflows from settlement of payables.

•	Further details are provided in the reconciliation table for non-GAAP measures in Appendix A.

Key operational highlights

The table below summarizes key operational highlights for the three months ended March 31, 2026:

	For the three months ended March 31,
	2026	2025	Change, %
Retail sales 1	13,126	12,263	7.0
• including external vehicles with repurchase obligations	350	182	92.3
• including internal vehicles	724	406	78.3
Markets2	28	27	+ 1 market
Sales points3,4	230	159	44.7
of which sales points, excluding China	230	154	49.4
Service points5	1,241	1,190	4.3

(1)	Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sales types, including but not restricted to internal, fleet, retail, rental and leaseholders’ channels across all markets irrespective of their market model and setup and may or may not generate revenue directly for Polestar.

(2)	Represents the markets in which Polestar operates.

(3)	Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location that have already started selling Polestar cars.

(4)	In April 2025, Polestar signed an agreement to terminate the business of the Joint Venture and transfer the PRC distribution rights and certain assets from the JV to Polestar, so as to allow Polestar to resume direct sales, customer service and distribution activities in the Chinese market.

(5)	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

•	Sales points continue to grow, as the transition to an active selling model continues and we ramp up retail expansion. In Q1 2026, Polestar opened 19 new retail sales points bringing the total to 230 sales points at the end of Q1 2026. During the same period, Polestar signed up 14 new retailers, to reach the total of 172 retail partners, an increase of 8.9% from the end of December 2025.

•	The increase in external sales with a repurchase obligation is primarily related to the commercial activity in the German market.

•	Polestar increased sales of internal cars to support its retail network expansion in Europe.

Key loan facilities and funding highlights

•	Over USD 1.4 billion worth of facilities renewed in Q1 2026

o	In February 2026, Green Trade Finance Facility (TFF) with a syndicate of global banks restructured and renewed for EUR 400 million. Additionally, approximately USD 570 million in working capital loans were renewed.

o	In March 2026, approx. USD 380 million in working capital facilities were renewed.

•	An additional EUR 50 million to Green Trade Finance Facility (TFF) has been credit-approved by Fubon Bank (Hong Kong) Limited, subject to completion of the relevant syndicate documentation.

•	As previously announced, during Q1 2026, Polestar secured a total of USD 0.7 billion of new equity from several financial institutions. Concurrent with their equity investments, these financial institutions each entered into a put option arrangement with a wholly-owned subsidiary of Geely Sweden Holdings AB. These equity investments consist of the following:

o	In February 2026, Polestar secured USD 400 million from Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited.

o	In March 2026, Polestar secured USD 300 million from investors including Credit Agricole CIB, Vida France S.A., Innovator Limited and Proximaster Holdings Company.

•	Geely Sweden and Volvo Cars agreed to convert approx. USD 639 million of loans outstanding to Polestar into equity with USD 274 million converted by Volvo Cars on March 31, 2026; Geely Sweden is expected to convert approx. USD 300 million and Volvo Cars is expected to convert approx. USD 65 million later in Q2 2026.

•	On March 31, 2026, Volvo Cars extended the remaining USD 726 million shareholder loan to December 2031.

As previously announced regarding the Company’s USD 950 million ‘Club loan’, by end of Q1 2026, the revenue and debt-to-asset ratio covenant tests have been agreed upon and amended for Q1 2026 and the remaining test periods of 2026.

The Company was in compliance with all its covenants as of March 31, 2026.

With the support from Geely Holding Group, we have implemented significant steps to strengthen our balance sheet and improve our debt and liquidity positions, and we continue to consider new equity and debt funding.

Conference call

Michael Lohscheller, CEO, and Jean-Francois Mady, CFO, will host a conference call today, May 7, 2026, at 14:00 CET. To join the call, please use this link https://edge.media-server.com/mmc/p/tii8h4jg or follow the instructions available under Events on the Polestar Investor Relations website.

Publication of UK Annual Report and Accounts

The Company's UK Annual Report and Accounts has been published and is available to download via the Investor Relations website: https://investors.polestar.com/financial-information/annual-reports.

Notes

All financial figures are in millions of U.S. dollars (USD). Unless stated otherwise, the performance shown in this press release covers the three-month period ended March 31, 2026 (Q1 2026), compared to the three-month period ended March 31, 2025 (Q1 2025).

Calendar

Polestar expects to report its retail sales volumes for Q2 2026 on July 9, 2026.

Contacts

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 28 markets globally across North America, Europe, and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 4 new variant (to be introduced in the last quarter of 2026), Polestar 2 successor (to be launched early in 2027), Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Statement regarding unaudited financial and operational results

The unaudited financial and operational information published in this press release is subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the unaudited operational and financial information published in this press release should not be considered a substitute for the financial information filed with the SEC in Polestar’s Annual Reports on Form 20-F.

Forward-looking statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in environmental laws, regulatory requirements (including existing regulations related to connected vehicles as well as impacts from potential or existing laws and regulations that may prevent the importation of certain electric vehicles into the US), governmental incentives, tariffs (including potentially higher than expected tariffs if customs authorities determine a vehicle does not qualify for a lower tariff due to the origin of component parts) and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and the conflict with Iran and the conflict in the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

APPENDIX A

Polestar Automotive Holding UK PLC

Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles ("GAAP," i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures used by management are Adjusted EBITDA, Free Cash Flow, Adjusted Gross Profit / (Loss) and Adjusted Gross Margin.

Adjusted EBITDA is calculated as net loss, adjusted to exclude:

•	Fair value change - Earn-out rights and Class C Shares;

•	Finance expense;

•	Finance income;

•	Foreign exchange gains (losses) on financial activities, net;

•	Income tax benefit (expense);

•	Depreciation and amortization[1];

•	Impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets, net of reversals;

•	Gains (losses) on disposals of investments[2];

•	Restructuring costs[3]; and

•	Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.

1 - Depreciation and amortization includes (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (b) depreciation and amortization expense.

2 - Disposals of investments include disposals, by sales or otherwise, of: (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.

3 - Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (a) the scope of a business undertaken by the Group or (b) the manner in which business is conducted.

Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.

Free Cash Flow

Free Cash Flow is calculated as cash used for operating activities plus cash used to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that are available to repay debts and spend on other strategic initiatives.

Adjusted Gross Profit / (Loss) and Adjusted Gross Margin

Adjusted Gross Profit / (Loss) is calculated as gross profit / (loss), adjusted to exclude: (i) expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangible assets; and (ii) unusual other items of income or expense that are considered rare or discrete events and are infrequent in nature. Adjusted Gross Margin is calculated as Adjusted Gross Profit / (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods, and other items which are considered rare or discrete.

Unaudited reconciliation of Non-GAAP measures

Adjusted EBITDA

	For the three months ended March 31,
(in millions of U.S. dollars)	2026	2025
Adjusted EBITDA
Net loss	(383)	(166)
Fair value change - Earn-out rights and Class C shares	(3)	(11)
Finance expense[1]	99	93
Finance income[1]	(3)	(6)
Foreign exchange losses / (gains) on financial activities, net[1]	13	(31)
Income tax expense / (benefit)	11	(1)
Depreciation and amortization	33	31
Impairment reversals	(1)	—
Restructuring costs	(1)	—
Unusual other operating income and expense, net	—	(5)
Adjusted EBITDA	(235)	(96)

1 - Some values for the period ended March 31, 2025 were re-presented.

	For the three months ended March 31,
(in millions of U.S. dollars)	2026	2025
Adjusted Gross Profit / (Loss)
Gross (Loss) / Profit	(20)	65
Impairment reversals	(1)	—
Adjusted Gross Profit / (Loss)	(21)	65

	For the three months ended March 31,
(in millions of U.S. dollars)	2026	2025
Adjusted Gross Margin
Adjusted Gross Profit / (Loss) (a)	(21)	65
Revenue (b)	633	632
Adjusted Gross Margin (a/b)	(3.3)%	10.3%